UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 1

_____

International Electronics, Inc.

(Name Of Subject Company (Issuer); Name of Filing Persons (Offeror))

Linear LLC (Parent of Offeror)
Acquisition Sub 2007-2, Inc. (Offeror)

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

_____

Linear LLC
c/o Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903
Attention: General Counsel
(401) 751-1600

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

John B. Ayer, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000
Fax: (617) 951-7050

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee
$ 11,704,652	$17.51**

* Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 1,760,098 outstanding common shares, $0.01 par value, of International Electronics, Inc., for the expected consideration in the tender offer of $6.65 per share.

** The filing fee for this transaction increased due to an increase in the number of outstanding common shares. The total fee of $2340.93 is offset by the $2323.42 paid at the initial filing on May 15, 2007. The difference of $17.51 shall be paid with this filing.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 2,323.42
Form or Registration No.:	SC TO-T
Filing Party:	Linear LLC and Acquisitions Sub 2007-2
Date Filed:	May 25, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

1.	NAME OF REPORTING PERSONS Linear LLC[1] S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 95-2159070		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY		
4.	SOURCE OF FUNDS OO		
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF	7.	SOLE VOTING POWER 1,519,480	

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[1] Acquisition Sub 2007-2, Inc. is the direct beneficial owner of 1,519,480 shares. Acquisition Sub 2007-2, Inc is a wholly-owned subsidiary of Linear LLC, a California limited liability company ("*Linear*"), which is a wholly-owned subsidiary of Nortek, Inc. ("*Nortek*"). Linear and Nortek are indirect beneficial owners of the Shares.

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,519,480
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,519,480
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.33%*
14.	TYPE OF REPORTING PERSON 00

1.	NAME OF REPORTING PERSONS Acquisition Sub 2007-02, Inc.[2] S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS [_____]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 1,519,480
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,519,480

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[2] See Footnote 1.

WITH		10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,519,480	
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐	
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.33%*	
14.		TYPE OF REPORTING PERSON 00	

1.		NAME OF REPORTING PERSONS Nortek, Inc.[3] S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 05-0314991	
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒	
3.		SEC USE ONLY	
4.		SOURCE OF FUNDS OO	
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.		SOLE VOTING POWER 1,519,480
	8.		SHARED VOTING POWER -0-
	9.		SOLE DISPOSITIVE POWER 1,519,480
	10.		SHARED DISPOSITIVE POWER -0-

---

[3] See Footnote 1.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,519,480
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.33%*
14.	TYPE OF REPORTING PERSON 00

* The calculation of the percentage is based on 1,760,098 Common Shares being issued and outstanding as of June 22, 2007.

This Amendment No. 1 (this "*Amendment*") amends and supplements Tender Offer Statement on Schedule TO (the "*Schedule TO*") filed with the Securities Exchange Commission on May 25, 2007 by Acquisition Sub 2007-2, Inc., a Massachusetts corporation (the "*Purchaser*"), a wholly-owned subsidiary of Linear LLC, a California limited liability company ("*Linear*"), and Linear. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding common shares, $0.01 par value (the "*Shares*"), of International Electronics Inc., a Massachusetts corporation (the "*Company*"), at a purchase price of $6.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated May 25, 2007 (the "*Offer to Purchase*") and in the related Letter of Transmittal (the "*Letter of Transmittal*" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "*Offer*"). This Schedule TO is being filed on behalf of the Purchaser and Linear.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEMS 1, 4, 8 AND 11. SUMMARY TERM SHEET; TERMS OF THE TRANSACTION; INTEREST IN SECURITIES OF THE SUBJECT COMPANY; ADDITIONAL INFORMATION

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following to the end thereof:

"The Offer expired at 12:00 Midnight, New York City time on June 22, 2007. The Depositary has advised Linear and the Purchaser that, as of the expiration of the Offer, approximately 1,519,480 Shares were validly tendered and not withdrawn in the Offer, representing 86.33% of the Company's issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.

On June 25, 2007, Purchaser commenced a subsequent offering period for all remaining untendered Shares that will expire at 12:00 Midnight, New York City time, on Monday, July 12, 2007. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $6.65 per Share in cash, without interest thereon, less any required withholding taxes. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period, and (ii) shares tendered during the subsequent offering period may not be withdrawn."

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

(a)(8)   Press Release dated June 25, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Acquisition Sub 2007-2, Inc.

Dated: June 26, 2007

By: /s/
Name:
Title:

Linear LLC

Dated: June 26, 2007

By: /s/
Name:
Title: